July 25, 2019

Rajesh Vashist
Chief Executive Officer
SiTime Corporation
5451 Patrick Henry Drive
Santa Clara, California 95054

       Re: SiTime Corporation
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted July 16, 2019
           CIK No. 0001451809

Dear Mr. Vashist:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 16, 2019

Prospectus Summary, page 1

1. Please expand your revisions in response to prior comment 1 to clarify the terms
       "substantially all" and "modest."
Revenue, page 63

2. Please revise to quantify the decrease in revenue related to your largest end customer and explain the reason that the expected order did not materialize in 2018. For example, did your largest end customer opt to use a product from one of your competitors? In this regard, please tell us the reasons for the deletions here, under the following heading regarding gross profit and on pages 19 and 82, as those now-deleted disclosures relate to
 Rajesh Vashist
SiTime Corporation
July 25, 2019
Page 2
      your largest end customer.
The Bank of Tokyo Mitsubishi Credit Facility, page 66

3.    Please expand your response to prior comment 7 to clarify how Exhibit
10.20 reflects the
      agreement by which the line of credit was increased and maturity date was extended. That document appears to reflect an agreement by the chief executive officer of your parent company, rather than your parent company, to guarantee your obligations under the increased line of credit, rather than the document by which the line of credit was increased. Also, given that the maturity date of the line of credit has passed, please address the current status of your obligations. Likewise, please also address the status of the MegaChips loan, given that its maturity date has passed.
        You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar, Accounting Branch
Chief, at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Geoffrey Kruczek, Special
Counsel, at 202-551-3641 with any other questions.



                                                           Sincerely,
FirstName LastNameRajesh Vashist
                                                           Division of
Corporation Finance
Comapany NameSiTime Corporation
                                                           Office of
Electronics and Machinery
July 25, 2019 Page 2
cc:       Jorge del Calvo, Esq.
FirstName LastName